Power of Attorney, Consent, Stipulation, and Agreement

A. Designation and Appointment of Agent for Service of Process

Identify the agent for service of process for the *non-resident municipal advisor*, for the *non-resident* general partner or *managing agent* of a *municipal advisor*, or for the *non-resident* natural person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf. Fill in all lines.

1. Name of United States *person* designated and appointed as agent for service of process.
   Enter all the letters of each name and not initials or other abbreviations.
   (*If no middle name, enter NMN on that line.*)

   Corporation Service Company
   (name)

2. Mailing Address of United States *person* designated and appointed as agent for service of process.
   Do not use a P.O. Box. Do not use a foreign address.

   MC-CSC-1, 300 Deschutes Way SW, Suite 208
   (number and street; office suite or room number)

   Tumwater (city) WA (state) 98501 (U.S. postal code: zip+4)

   1-800-927-9801
   (area code) (telephone number)

By signing this Form MA-NR or authorizing the signatory below to sign on your behalf, you – the *non-resident municipal advisor*, *non-resident* general partner or *non-resident managing agent* of a *municipal advisor,* or *non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf (hereinafter, "the Designator") – irrevocably designate and appoint the above United States *person* as your Agent for Service of Process, and agree that such *person* may be served on your behalf, of any process, pleadings, subpoenas, or other papers, and you further agree that such service may be made by registered or certified mail, in:

(a) *any investigation* or administrative *proceeding* conducted by the *Commission* (i) that relates to you or (as applicable) to the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or (ii) with respect to which you may have information; and

(b) any civil suit or action brought against you or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* or to which you, or (as applicable) the *municipal advisor* of which you are a general partner or *managing agent*, or with which you are associated and on whose behalf you are engaged in *municipal advisory activities* has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state, or of the United States or of any of its territories or possessions or of the District of Columbia, where the *investigation, proceeding*, or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor.*

The Designator stipulates and agrees that: any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, the above-named Agent for Service of Process; and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made. Such person cannot be a *Commission* member, official, or employee.

Appointment and Consent: Effect on Partnerships. If you are organized as a partnership, this irrevocable power of attorney and consent to service of process will continue in effect if any partner withdraws from or is admitted to the partnership, provided that the admission or withdrawal does not create a new partnership. If the partnership dissolves, this irrevocable power of attorney and consent shall be in effect for any action brought against you or any of your former partners.

Certification:

The undersigned certifies under penalty of perjury under the laws of the United States of America, that the information contained in this Form MA-NR is true and correct and that this Form MA-NR is signed as a free and voluntary act.

Unless the Designator is a natural person signing on his or her own behalf, the undersigned further certifies that the Designator has duly caused this power of attorney, consent, stipulation, and agreement to be signed on the Designator's behalf by the undersigned, thereunto duly authorized:

Signature of Designator or Person Signing on Behalf of Designator:

Wesley W. Wu (signature) Date: March ~~26~~ 27, 2024 W.W.

Printed Name: Wesley Wu Title: Associate

In the City of: Vancouver, BC In the Country of: Canada

The Designator is executing this Form MA-NR as a:
(*Check all that apply.*)

___ *Non-resident municipal advisory firm*, other than a sole proprietor
✓ *Non-resident* natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf
___ *Non-resident municipal advisor* sole proprietor
___ *Non-resident* general partner of a *municipal advisor*
Name of *municipal advisor* ____________________
___ *Non-resident managing agent* of a *municipal advisor*
Name of *municipal advisor* ____________________

The Designator is executing this Form MA-NR in connection with a(n):
(*Check all that apply.*)

___Initial application on Form MA of the Designator for registration as a *municipal advisor*
___Initial application on Form MA of the *municipal advisor* of which the Designator is a general partner or *managing agent*

✓Initial submission on Form MA-I filed regarding a natural person who is a person associated with the *municipal advisor* and engaged in *municipal advisory activities* on its behalf

___Change of status of Designator from a resident to a *non-resident*
___Amendment to information supplied on a previous Form MA-NR

Mailing Address of the Designator
Do not use a P.O. Box.

1820-999 West Hastings St.
(number and street)

Vancouver	BC	Canada	V6C 2W2
(city)	(state/region)	(country)	(postal code)

+1-647-639-9850
(country code) (area code) (telephone number)

For a telephone number outside of the U.S., provide the country code with the area code and number.

EDGAR CIK No. (if any)__________ *SEC* File No. (if any): ____________

RANBIR KAUR BAINS
NOTARY PUBLIC
PO Box 99719
RPO Brentwood
Burnaby, BC V5C 0M5
Tel: 604-866-5981

Notary Public Signature and Information:

Signature: [signature] [PLACE SEAL HERE]

RANBIR KAUR BAINS NOTARY PUBLIC BRITISH COLUMBIA

Subscribed and sworn to me this 27 day of March, 2024

My commission expires on Permanent ~~County~~ City etc of Vancouver

~~State/Region~~ of British Columbia Country of CANADA

fk Province

B. Acceptance of the Above Designation and Appointment as Agent for Service of Process.

The United States *person* identified in Section A above as the agent for service of process hereby accepts this designation and appointment as agent for service of process, under the terms set forth in this Form MA-NR. By signing below, the signatory certifies that the *person* identified in Section A above as the agency for service of process has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized:

Signature of U.S. Agent for Service of Process:

______________________ Date: ______________

Printed Name: Shyla Hill Title: Authorized Representative

C. Attached Documents

1. Is any name signed above pursuant to a written authorization, such as a board resolution or power of attorney? ☐Yes ☑No

2. Is there a written contractual agreement or other written document evidencing the designation and appointment of the above named U.S. agent for service of process and/or the agent's acceptance? ☑Yes ☐No

If "Yes" to Section C-1 and/or Section C-2., identify each such document on a separate line below, and include an accurate and complete copy of each such document as part of the PDF file in which the Form MA-NR is attached to the Form MA or Form MA-I, or attach each such document as a separate PDF to the relevant Form MA or Form MA-I.

Agentis for Service Contract - "Agentis Capital Advisors Ltd. - Appointment for Service - 21 March 2024.pdf"